# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CuriosityStream Inc., CIK 0001776909
CUSIP: 23130Q107
Title of class of securities: "Common Stock, par value $0.0001 per share"
Address of issuer's principal executive offices: 8484 Georgia Ave., Suite 700, Silver Spring, Maryland (MD), 20910
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001827515
Persons authorized to receive notices and communications: John Hendricks, Hendricks Factual Media LLC, 8484 Georgia Ave., Suite 700, Silver Spring, Maryland (MD), 20910, (301) 755-2050

## Reporting persons
- Hendricks Factual Media LLC (CIK 0001827515): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,206,188; shared voting power 0; sole dispositive power 12,206,188; shared dispositive power 0; aggregate amount beneficially owned 12,206,188 (21.1% of the class)
  Comment: Percentage in Row 13 is based on 57,929,733 shares of Common Stock outstanding as of August 4, 2025. The shares are held by Hendricks Factual Media LLC, an entity wholly owned and controlled by Mr. John Hendricks. As such, Mr. Hendricks may be deemed to have indirect beneficial ownership of the securities held by the LLC.
- John Hendricks (CIK 0001259263): citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,601,545; shared voting power 0; sole dispositive power 12,601,545; shared dispositive power 0; aggregate amount beneficially owned 12,601,545 (21.8% of the class)
  Comment: Percentage in Row 13 is based on 57,929,733 shares of Common Stock outstanding as of August 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: "Common Stock, par value $0.0001 per share"
Name of issuer: CuriosityStream Inc.
Address of issuer's principal executive offices: 8484 Georgia Ave., Suite 700, Silver Spring, Maryland (MD), 20910
Comment:
This Amendment No. 5 (this "Amendment No. 5") amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 22, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on February 12, 2021 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on November 3, 2021 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 25, 2023, and Amendment No. 4 filed with the SEC on June 18, 2025 (as amended, the "Schedule 13D"). Each of the following is hereinafter referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:
Hendricks Factual Media LLC, a Delaware limited liability company ("HFM"); and
John Hendricks, a United States citizen.
The Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of CuriosityStream Inc., a Delaware corporation (the "Issuer"). Except as amended hereby, the prior disclosure in the Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 13D as previously filed.
Items 4, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:
As disclosed on the Issuer's Current Report on Form 8-K, filed with the SEC on August 14, 2025, on August 14, 2024, HFM, for which Mr. Hendricks, the Chairman of the board of directors of the Issuer, serves as president and a manager, completed an underwritten secondary offering of the Common Stock of the Issuer (the "Offering"). Pursuant to the terms and conditions of the Underwriting Agreement, dated August 12, 2025 (the "Underwriting Agreement"), by and among the Issuer, HFM and Needham & Company, LLC, as representatives of the several underwriters named therein (the "Underwriters"), HFM sold 8,050,000 shares of Common Stock (including 1,050,000 shares of Common Stock sold in connection with the Underwriters' option to purchase additional shares) at a price per share of $3.50.

In connection with the transaction, HFM and Mr. Hendricks, each agreed that, subject to specified exceptions, for a period of ninety (90) days from the date of the final prospectus supplement (the "Lock-Up Period"), without the prior written consent of the underwriters, they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock, (ii) enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, (iii) make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.
The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 54 and are hereby incorporated herein by reference. The aggregate percentage of shares reported owned by each Reporting Person is based upon 57,929,733 shares outstanding as of August 4, 2025, based on information reported by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, HFM directly holds 12,206,188 shares of Common Stock, and is controlled by its manager, John Hendricks. As of the date hereof, John Hendricks directly holds 395,357 shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than as set forth above, HFM has not effected any transactions in the Common Stock during the 60 days prior to the filing of this Amendment No. 5. Mr. Hendricks has not effected any transactions in the Common Stock in 60 days prior to the filing of this Amendment No. 5.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement is attached as an exhibit hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Underwriting Agreement, dated August 12, 2025, among CuriosityStream Inc., Hendricks Factual Media LLC and Needham & Company, LLC, as representatives to the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 14, 2025).

## Signatures
- Hendricks Factual Media LLC: John Hendricks, Manager (08/18/2025)
- John Hendricks: John Hendricks, John Hendricks (08/18/2025)